March 22, 2006


Mail Stop 6010


Brent Sheppard
Olympic Weddings International, Inc.
CSC Services of Nevada, Inc.
502 East John Street
Carson City, Nevada 89706

Re:	Olympic Weddings International, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2
	Filed March 8, 2006
	         File No. 333-128614
Dear Mr. Sheppard:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please update your disclosure. For example, it is unclear why your table of contents refers to selling security holders. Also, we note that your document continues to disclose that the offering will close on April 30, 2006, the same date that was included in your filing in September 2005. In this regard, if you intend that the offering will continue after transactions in your securities are quoted on the Over-the-Counter Bulletin Board, please include a prominent risk factor to indicate that the Bulletin Board may be quoting a price that is lower than the $0.10 price at which you are offering your securities.


Risk Factors
Since Olympic does not currently plan on registering this
offering...
page 7
2. We note your response to our prior comment 3 from our letter dated
January 9, 2006. Please provide a detailed legal analysis of why you
believe your "friends, family members and business acquaintances" will purchase shares from you in this offering and resell them in the
U.S. would not be underwriters as defined by Section 2(a)(11) of the
Securities Act.  Please explain what protections and procedures you
have in place to ensure that such purchasers would not be properly classified as underwriters. If investors in your offering will be subject to resale restrictions, please clearly explain those restrictions in your disclosure, including appropriate risk factors.
Financial statements
3. Please update your financials in your next amendment to include unaudited interim financial statements as of a date within 135 days of the filing of your amendment as required by Item 310(b) of
Regulation S-B.
Undertakings, page 27
4. It is unclear where you have included the undertakings required by
Regulation S-B Item 512(g).
Signatures
5. It is unclear why your officers have not signed below the second
paragraph in their capacities as directors; therefore, it is unclear
whether the required majority of your Board of Directors has signed
the registration statement in that capacity. Please see
instruction 2
to "Instructions for signatures" to Form SB-2.
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact David Burton at (202) 551-3626 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202)-551-
3617
with any other questions.
      Sincerely,




							Russell Mancuso
							Branch Chief
cc:	W. Scott Lawler, Esq.